                                                                    EXHIBIT 12-2


MCN CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)


                                                                           TWELVE MONTHS ENDED DECEMBER 31,
                                                       --------------------------------------------------------------------------
                                                           1995          1994               1993            1992           1991
                                                       ----------      ---------         ----------      ---------      ---------
EARNINGS AS DEFINED (1)(5)
Pre-tax income (2)                                    $ 128,997      $ 100,143          $ 102,402       $  81,861      $  52,906
Fixed charges (3)                                        72,895         55,197             44,262          43,878         43,978
                                                      ---------      ---------          ---------       ---------      ---------
   Earnings as defined                                $ 201,892      $ 155,340          $ 146,664       $ 125,739      $  96,884
                                                      =========      =========          =========       =========      =========
FIXED CHARGES AS DEFINED (1)(4)(5)
Interest, expensed                                    $  57,675      $  49,104          $  38,771       $  38,860      $  39,657
Interest, capitalized                                     7,926          2,928              3,966           1,650            737
Amortization of debt discounts, premium
  and expense                                             1,641          1,332              1,153             830            629
Interest implicit in rentals                              2,325          1,904              1,614           1,776          1,735
Preferred securities dividend requirements
  of subsidiaries                                         9,699          2,194              1,079           1,464          1,879
                                                      ---------      ---------          ---------        --------      ---------
  Fixed charges as defined                            $  79,266      $  57,462          $  46,583        $ 44,580      $  44,637
                                                      =========      =========          =========        ========      =========
Ratio of Earnings to Fixed Charges                         2.55           2.70               3.15            2.82           2.17
                                                      =========      =========          =========        ========      =========


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(1)  Earnings and fixed charges are defined and computed in accordance with
     Item 503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN and its majority-owned subsidiaries, (b)
     MCN's share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period for nonutility companies and the preferred securities dividend requirements of MichCon included in fixed charges but not deducted in the determination of pre-tax income.

(4) Fixed charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries (MichCon and MCN Limited Partnership), increased to reflect the pre-tax earnings requirement for MichCon.

(5) In April 1996, MCN announced its intention to sell The Genix Group, its computer services subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.